Lumi Labs, Inc.

Financial Statements and Report

December 31, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
Lumi Labs, Inc.

We have reviewed the accompanying financial statements of Lumi Labs, Inc. (the Company), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since inception on January 29, 2024), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Lumi Labs, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 17, 2025

Lumi Labs, Inc.
Balance Sheet
As of December 31, 2024

Assets		
Current Assets		
Cash and cash equivalents	$	332,489
Accounts receivable		165,000
Finished good inventory		20,556
Prepaid expenses		159,871
Total Current Assets	$	677,916
Noncurrent Assets		
Property, plant, and equipment, net	$	8,182
Total Noncurrent Assets	$	8,182
Total Assets	$	686,098
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$	17,940
Shopify loan		51,563
Deferred revenue		367,000
Total Current Liabilities	$	436,503
Noncurrent Liabilities		
Related party debt, noncurrent		8,000
SAFE liabilities		475,167
Total Noncurrent Liabilities	$	483,167
Total Liabilities	$	919,670
Stockholders' Equity		
Common stock, $0.00001 par value, 15,000,000 shares authorized; 9,000,000 shares issued and outstanding		90
Retained Earnings (Accumulated Deficit)		(233,662)
Total Stockholders' Equity	$	(233,572)
Total Liabilities & Stockholders' Equity	$	686,098

Lumi Labs, Inc.

Statement of Income

For the period (since inception on January 29, 2024) ended December 31, 2024

Revenues	$	266,735
Cost of Revenues		169,052
Gross Profit		97,683
Operating Expenses		
Advertising and promotion		137,013
Contract labor		111,114
Travel		20,003
Legal and other professional fees and services		18,296
Office supplies and software		17,062
Other operating expense		11,181
Meals and entertainment		6,621
Insurance		624
Depreciation		621
Total Operating Expenses		322,535
Operating Income (Loss)		(224,852)
Other Income (Expense)		
Interest expense		(10,214)
Credit card rewards		1,404
Total Other Income (Expense)		(8,810)
Net Income (Loss)	$	(233,662)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Lumi Labs, Inc.

Statement of Stockholders' Equity

For the period (since inception on January 29, 2024) ended December 31, 2024


	Common Stock Shares	Common Stock Amount	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Net income (loss)	-	$ -	$ (233,662)	$ (233,662)
Issuance of common stock	9,000,000	90	-	90
Balance at December 31, 2024	9,000,000	$ 90	$ (233,662)	$ (233,572)

Lumi Labs, Inc.

Statement of Cash Flows

For the period (since inception on January 29, 2024) ended December 31, 2024

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(233,662)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Depreciation and amortization		621
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable		(165,000)
Inventories		(20,556)
Prepaid expenses		(159,871)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		17,940
Deferred revenue		367,000
Net Cash Provided by (Used in) Operating Activities		(193,528)
Cash Flows from Investing Activities		
Purchase of capitalized software		(8,803)
Net Cash Provided by (Used in) Investing Activities		(8,803)
Cash Flows from Financing Activities		
Proceeds from Shopify loan, net of repayments		51,563
Proceeds from issuance of SAFE's		475,167
Proceeds from issuance of related party debt		8,000
Proceeds from issuance of common stock		90
Net Cash Provided by (Used in) Financing Activities		534,820
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		332,489
Cash, Cash Equivalents, and Restricted Cash at End of Year		332,489
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents		332,489
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$	10,214

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

1. Summary of significant accounting policies

a. Nature of operations

Lumi Labs, Inc. (the Company) is operating under the trade name Grablumi.com, was founded in 2024 and is engaged in marketing and sale of portable smart projectors and related accessories. The smart projectors and accessories are distributed primarily through it's direct-to-consumer platform with a focus on mobile entertainment solutions for home, outdoor, and travel use.

The Company was incorporated in the State of Delaware on January 29, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on January 29, 2024 through December 31, 2024.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities requiring fair value measurement.

f. Income taxes

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes.* Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes.* This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2024, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2024. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

As of December 31, 2024, the Company has accumulated net operating loss carryforwards and has fully reserved all deferred tax asset positions.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. Reserves for slow-moving and obsolete inventory at December 31, 2024 were zero.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

i.   Receivables and allowance for doubtful accounts

The Company provides an allowance for losses on trade receivables based on a review of the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management's assessment of the collectability of existing specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2024 the consolidated allowance for doubtful accounts was zero.

j.   Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Software	5 years

k.   Revenue recognition

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue from two primary sources: retail sales through its website and wholesale sales to third-party customers. Revenue from retail sales is recognized when control of the product transfers to the customer, which generally occurs upon shipment of the product. Revenue from wholesale customers is recognized when control of the product transfers to the customer, which typically occurs upon shipment (FOB shipping point) or upon delivery, depending on the terms of sale. Wholesale orders generally require a 50% advance deposit at the time of order. These deposits are recorded as deferred revenue (a contract liability) until the related products are shipped or delivered, at which time revenue is recognized.

l.   Cost of goods sold

Cost of goods sold consists primarily of the purchase price of finished products acquired from third-party suppliers in China. Costs also include freight, shipping, and handling charges incurred to deliver products to the Company's facilities, as well as import duties and tariffs assessed on these products.

m. Advertising expenses

Advertising and promotional costs are expensed as incurred. Advertising expenses were $137,013 for the year ended December 31, 2024.

n. Comprehensive income

The Company does not have any comprehensive income items other than net income.

o. Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. Prepaid expenses

Prepaid expenses consist of the following:

Prepaid insurance	$ 4,853
Prepaid inventory	155,018
Total	$ 159,871

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation are as follows:

Capitalized software	$ 8,803
Total Accumulated Depreciation	(621)
Property, plant, and equipment, net	$ 8,182

4. Shopify loan

The Company entered into a financing agreement with Shopify Capital during November 2024. Under the agreement, the Company received proceeds of $61,000. The loan is repaid automatically through the Company's daily Shopify sales, with a fixed percentage (22%) of gross sales withheld until the outstanding balance is repaid. The total repayment obligation is $67,710 which includes an implied financing fee of

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

$6,710.

As of December 31, 2024, the outstanding balance on the Shopify loan was $51,563 which is classified as a current liability on the accompanying balance sheet.

5. Simple Agreements for Future Equity (SAFE's)

The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

The details of the Company's outstanding Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE Description	Valuation Cap $	Discount %	Balance at 12.31.24
2024 Issuance #1	$ 4,000,000	20	$ 420,167
2024 Issuance #2	$ 500,000	20	$ 55,000

6. Stockholders' equity

The Company is authorized to issue 15,000,000 shares of Common Stock at a part value of $0.00001. As of December 31, 2024, the total shares issued and outstanding was 9,000,000.

7. Employee Stock Option Plan

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

The Board approved a 2024 Equity Incentive Plan that permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. Under the plan, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan is 1,000,000 Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

As of December 31, 2024, the Company has not granted any stock awards under this plan.

8. Related party transactions

During the year ended December 31, 2024, the Company entered into a loan agreement with its Chief Executive Officer. As of December 31, 2024, the outstanding balance of the loan payable to the CEO was $8,000. The loan bears interest at 3% per annum, and matures on December 31, 2028.

9. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Subsequent events

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Lumi Labs, Inc.
Notes to the Financial Statements
For the period (since inception on January 29, 2024) ended December 31, 2024

The Company entered into a financing agreement with Shopify Capital during March 2025. Under the agreement, the Company received proceeds of $65,000. The loan is repaid automatically through the Company's daily Shopify sales, with a fixed percentage (25%) of gross sales withheld until the outstanding balance is repaid. The total repayment obligation is $72,150 which includes an implied financing fee of $7,150.

The Company entered into a financing agreement with Wayflyer during April 2025. Under the agreement, the Company received proceeds of $95,100. The loan is repaid in weekly payments of $3,309.88 until the outstanding balance is repaid. The total repayment obligation is $103,550.00 which includes an implied financing fee of $8,550.00.

The Company entered into a financing agreement with Fora Financial Advance, LLC during July 2025. Under the agreement, the Company received proceeds of $91,100. The loan is repaid in weekly payments of $3,044.08 until the outstanding balance is repaid. The total repayment obligation is $124,807.00 which includes an implied financing fee of $8,550 and a processing fee of $2,733.

The Company entered into a financing agreement with Wayflyer during August 2025. Under the agreement, the Company received proceeds of $20,000. The loan is repaid in weekly payments of $620.06 until the outstanding balance is repaid. The total repayment obligation is $21,080.00 which includes an implied financing fee of $1,080.00.

Subsequent to year-end, the Company has been impacted by recently imposed tariffs on goods imported from overseas suppliers. These tariffs have resulted in higher costs for certain products purchased by the Company. Management is continuing to evaluate the potential impact of these tariffs on the Company's supply chain, pricing strategy, and overall profitability. While the ultimate effect cannot be reasonably estimated at this time, the Company anticipates that these tariffs may increase cost of goods sold and could have a material impact on future financial results.

Management evaluated all activity of the Company through September 17, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.